June 24, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Douglas Brown

Re:

Responses to the Securities and Exchange Commission
Staff Comments dated June 9, 2009, regarding
Timberline Resources Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed June 2, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 15, 2009
File No. 333-157607

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the June 9, 2009 letter regarding the above-referenced Form S-1 (File No. 333-157607) and Form 10-Q (File No. 001-34055) for the Company.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.  We have indicated in our responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Registration Statement on Form S-1

General

Staff Comment No. 1.

To the extent you make changes in your Form 10-KSB and 10-Q in response to the comments below, please make conforming changes to your Form S-1, as applicable.  Further, all comments relating to the staff's open review of your periodic filings will need to be resolved prior to our recommending acceleration of effectiveness of your registration statement.

June 24, 2009

Company Response:

As indicated above and discussed below, we do not believe that any change in disclosure is appropriate and therefore there are no changes to which to conform the Form S-1.  We recognize that all comments relating to the staff's open review of our periodic filings will need to be resolved prior to your recommending acceleration of effectiveness of our registration statement.

Form 10-KSB/A-1 For the Fiscal Year Ended September 30, 2008, Filed May 21, 2009

Note 5 – Bridge Loan Financing, page 47

Staff Comment No. 2

We note you entered into a bridge loan financing on June 24, 2008 with Auramet and your disclosure that “Pursuant to the loan’s terms, the Company also issued 160,000 shares of the Company’s common stock to Auramet after the Company’s drawdown of the loan on June 27, 2008.”  In addition to issuance of the shares, you disclose that “Auramet received a written put option for the 160,000 shares of common stock issued.”  The terms of this written put option are such that “Ninety days from the maturity date of the bridge loan, on January 29, 2009, Auramet has a onetime option to put some or all of the 160,000 common shares back to the Company at a redemption price of $2.00 per share.”  Based on your disclosures, please address the following:

•

Provide a summary of the terms of the financing, the issuance of the 160,000 common shares, and the written put option;

•

Explain and include journal entries to help us understand how each of the above items were accounted for and identify the accounting literature you used to account for these items at issuance on June 27, 2008, and subsequent measurements at June 30, 2008, September 30, 2008, and December 31, 2008, and exercise of the written put option on February 10, 2009;

•

Provide us with further explanation to support the value you attributed to the written put option at June 27, 2008, or $0, including the fair value model you utilized and the key assumptions you made;

•

You previously advised the staff that “the 160,000 common shares issued to Auramet are included as part of the loan’s origination fees according to the indicative term sheet of the loan.  As a result, the fair market value of the shares are appropriately included as part of deferred financing fees to be amortized over the life of the loan.  These shares have been mischaracterized in our disclosure as a discount and we have revised our disclosure accordingly.”  Based on our further consideration, please support your treatment of the fair value of these shares as deferred issue costs rather than a discount to the financing arrangement.  In this regard, the staff understands issue costs to include underwriting, legal, and other direct costs related to the issuance of debt.  In this case, it appears the issuance of these shares was not separable from the note agreement.

Company Response:

To summarize the terms of the Auramet financing, the Company entered into a bridge loan agreement with Auramet on June 24, 2008 whereby the Company could draw up to $8,000,000 before June 30, 2008.  The bridge loan was to be repaid in full no later than October 31, 2008.  The bridge loan agreement provided for the Company to pay Auramet closing fees consisting of 4% of the $8,000,000 facility amount paid at closing, as well as issue 160,000 restricted common shares of the Company, including a one-time right to put back all or some of the 160,000 shares to the Company on January 29, 2009 at a put price of $2.00 per common share.  The Company was also responsible for reimbursing Auramet $25,000 for out of pocket costs incurred by the

June 24, 2009

lender.  The Company has attached hereto as Appendix A a copy of the signed Indicative Term Sheet for the transaction.

The Company has attached hereto as Appendix B the journal entries made to record the deferred financing cost, the fair value of the put option granted to Auramet, the amortization of the deferred financing costs over the term of the loan, and the issuance of 535,652 additional common shares of the Company to settle the written put option issued in conjunction with the 160,000 common shares.

The Company is relying upon the terms of the transaction and the guidance provided in paragraph 15 of FAS 150 and Derivatives Implementation Group Statement 133 Implementation Issue No. K1 to conclude that the written put option on the 160,000 common shares was an embedded feature of the 160,000 common shares issued, and as such is not a freestanding instrument.  Therefore, accounting for the put option does not fall under the scope of other paragraphs of FAS 150; including, specifically, paragraph 11.  The Company has relied upon the guidance in paragraph 12 of FAS 133 to conclude that the written put option should be bifurcated and accounted for separately as a liability.

The Company acknowledges that the fair value of $0 for the put option at June 30, 2008 is incorrect, and that the put option did have a value at that balance sheet date.  During the preparation of the Company’s June 30, 2008 financial statements, management prepared a calculation of the fair value of the put option using a Black-Scholes valuation method assuming a risk-free interest rate of 1.90%, volatility of 78.5%, expected life of the option of 213 days, a dividend yield of zero and the Company’s closing share price on June 30, 2008 of $2.99 per share.  These assumptions yielded a value of $35,200 for the put option, which management concluded at that time to be immaterial to the financial statements of the Company.

At September 30, 2008, the Company relied upon use of a Black-Scholes valuation method with assumptions as described in Note 5 to the Company’s consolidated financial statements on Form 10-KSB/A-1.

At December 31, 2008 the Company valued the put option at $246,400 based upon an agreement entered into subsequent to December 31, 2008 but prior to the issuance of the Company’s financial statements as described in Note 4 to the Company’s consolidated financial statements on Form 10-Q/A-1 for that period.

Based upon the Indicative Term Sheet, attached hereto as Appendix A, the 160,000 shares granted to Auramet are included as part of the “Closing Fee to Lender”.  Based upon further consideration, the Company believes that the fair value of the 160,000 shares should not have been included in deferred financing fees, and instead should have been reflected as a reduction in the bridge loan financing liability.

As a result, the Company’s current and total assets, as well as long-term liabilities, were overstated by $202,550 at September 30, 2008.

The Company has considered the definitions of materiality provided by Statement of Financial Accounting Concepts No. 2 – “Qualitative Characteristics of Accounting Information”, SEC Regulation S-X, as well as  Staff Accounting Bulletin No. 99, and comments made before the 2008 AICPA National Conference on Current SEC and PCAOB Developments by Mark Mahar, Associate Chief Accountant, Office of the Chief Accountant of the Securities and Exchange Commission.  Management of the Company, as well as the Audit Committee of the Company’s board of directors, has analyzed this error and believe that the change in the reported September 30, 2008 Consolidated Balance Sheets for a Smaller Reporting Company with total assets of $20 million would not have changed or influenced the judgment of a reasonable person.  This belief is based on the following factors:

•

The error reduces current assets and total assets of the Company by less than 3% and 1%, respectively. The error reduces long term and total liabilities by approximately 2% and 1%, respectively.  Also, the reclassification has no impact on net loss, loss per share, or any component of the Consolidated Statements of Operations or Consolidated Statements of Cash Flows.  Rather, it impacts a

June 24, 2009

reclassification of an asset balance to reduce a liability balance on the Consolidated Balance Sheets of the Company.

•

The nature, timing and form of the financing transaction were disclosed elsewhere in the Form 10-KSB/A-1 for the Company (both in the footnotes to the consolidated financial statements and in Management’s Discussion and Analysis). Thus a reader of the financial statements was well informed regarding these financings, and the failure to report the issue costs paid to the lender as a net reduction in the bridge loan financing liability rather than as a deferred financing cost asset in the 2008 Consolidated Balance Sheets would not change or influence the judgment of a reasonable person relying on these financial statements.

For these reasons, we believe that it is highly unlikely that a reasonable investor would view the change in the classification of these cash flows as having significantly altered the ‘total mix’ of information made available or would have been otherwise influenced by the error.  Based on this analysis, the Company believes that this error is not material and that a restatement of previously issued financial statements is not necessary.

Form 10-Q/A-1 For the Fiscal Quarter Ended December 31, 2008, Filed May 21, 2009

Note 4 – Bridge Loan Financing, page 12

Staff Comment No. 3

We note your disclosure that “Subsequent to December 31, 2008, Auramet indicated its intention to exercise the put option and return the shares to the Company.  The Company and Auramet agreed that the Company would issue an additional 535,652 shares of common stock valued at $0.46 per share to Auramet rather than settle the option with a cash payment.  As a result of this transaction, a liability of $246,400 for this put option has been recognized by the Company and the change in fair value of the option was recorded as interest expense during the quarter.”  Please support your basis for recording the effects of an agreement that occurred subsequent to your quarter ended December 31, 2008 within that quarter.

Company Response:

The Company entered into the agreement with Auramet to settle the put option with an additional 535,652 common shares of the Company subsequent to December 31, 2008 but prior to the filing of the Company’s financial statements on Form 10-Q on February 17, 2009.  Given that information regarding the actual settlement value of the put option liability that existed at the balance sheet date became known to the Company prior to the issuance of the financial statements, the Company relied upon paragraphs 8 and 11 of FAS 5 to record the liability in its December 31, 2008 financial statements.

Supplemental Response Letter Dated June 8, 2009

Staff Comment No. 4

We note your statement in your response to our verbal comment that “Had the transaction been valued at $0.36 per common share rather than the $0.46 per common share used in the Company’s financial statements, interest expense for the three months and six months ending March 31, 2009 would have been reduced by $53,565.”  Please confirm, if true, that you recorded interest expense attributable to this written put option for the three months ended March 31, 2009 or otherwise advise.  In this regard, we note from the disclosure cited above that you recognized interest expense of $154,064 in the quarter ended December 31, 2008.

June 24, 2009

Company Response

The Company’s statement that “…interest expense for the three months and six months ending March 31, 2009 would have been reduced by $53,565.” was erroneous.  The interest expense attributable to the written put option was recognized in the Company’s fiscal first quarter consolidated statements of operations for the three months ending December 31, 2008.  As such, the interest expense is also included in the Company’s consolidated statements of operations for the six months ending March 31, 2009.

Closing Comments

The Company affirms the aforementioned statements.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

Timberline Resources Corporation

/s/ Randal L. Hardy

Mr. Randal L. Hardy

Chief Executive Officer

June 24, 2009

Appendix A

Timberline Resources Corporation (Timberline)

Indicative Term Sheet

US$8,000,000 Bridge Loan Facility

This indicative term sheet sets out the basis upon which Auramet would be pleased to provide a US$8,000,000 loan for Timberline. This term sheet does not constitute or imply an offer or commitment whatsoever on the part of Auramet and is subject to, inter alia, technical and legal due diligence, final credit approval and satisfactory documentation. The terms set out herein are not exhaustive and are designed to arrive at a mutually satisfactory arrangement for the proposed financing. This Indicative Term Sheet supersedes any and all previous term sheets provided by Auramet to the Borrower.

Borrower:	Timberline Resources Corporation ("Timberline")
Facility:	Bridge Loan
Amount:	Up to US$8,000,000 which may be drawn down at any time before June 30, 2008.
Purpose:	To purchase the pro-rata share of Borrower's 4.7 million shares of Timberline's Series A preferred stock held by Douglas Kettle and David/Margaret Deeds (the "Kettle Purchase").
Lender(s):	Auramet Trading, LLC ("Auramet") and/or its affiliated hedge fund.
Maturity Date:	The Bridge Loan shall be repaid in full no later than October 31, 2008 (the "Maturity Date") or four months after initial drawdown whichever is later.
Mandatory Prepayment:	The Facility shall be prepaid with funds raised through any equity, debt or other offering. However with regards to the anticipated offering for the SMD acquisition, this shall only apply if net proceeds (gross proceeds less commissions and expenses related to the offering) of the offering exceed $45 million. Net proceeds in excess of $45 million shall first be applied to prepayment of the Facility.

.

June 24, 2009

Optional Prepayments:	Subject to 2 days prior written notice, the Facility may be prepaid by Borrower in whole or in part subject to a minimum of US$250,000. Prepayments shall be made without penalty.
Closing Fee to Lender:	The Borrower shall pay to the Lender(s) a Closing Fee of: 1) 4% of the Facility Amount paid at Closing, and 2) 160,000 restricted shares of Timberline (the "Fee Shares") payable at the time of the first drawdown; the restriction on the Fee Shares shall be a maximum of 6 months; In addition, Lender shall have a one-time right to put all or some of the Fee Shares back to the Borrower on the date that is 90 days after the Maturity Date on no less than 10 days prior notice, for a put price of $US2.00 per Fee Share so put back to the Borrower
Interest Rate:	Interest shall be applied to the outstanding Bridge Loan balance at a fixed Interest Rate of 12% per annum. Interest payments shall accrue and be paid monthly on the first business day of the month following the month of closing.
Security:	Promissory Note of up to US$8,000,000; and Guaranty from Timberline subsidiary Kettle Drilling, Inc.; and Pledge of Stock of Timberline subsidiary Kettle Drilling, Inc.
Covenants:	To include, inter alia: i) Advise any events having a Material Adverse Effect; ii) Arms length transactions; iii) Maintenance of all necessary consents; iv) Indemnity for all misrepresentations and false statements made in connection with the making of the loan by Lender thereof; v) Negative pledge with respect to Borrower and Guarantors (i.e. no further borrowings or grants of collateral); provided, however, that Borrower may borrow up to $2,500,000 for the purpose of funding

June 24, 2009

the balance of the Kettle Purchase not funded out of treasury.

Representations and Warranties: To include, inter alia:

i) Corporate existence;
ii) Power and authority to conduct business;
iii) Corporate authority to execute all necessary documentation;
iv) No pending litigation;
v) Compliance with laws, regulations and licenses;
vi) No existing events of defaults;
vii) Notification of default or breach of warranty, provided that any breach would be subject to materiality; and
viii) Legality and enforceability of credit documentation.

Conditions Precedent: To include, inter alia:

i) Satisfactory due diligence on the Borrower;
ii) Satisfactory Facility documentation;
iii) Other conditions standard for a Facility of this type.

Events of Default: To include, inter alia:

i) Breach of Covenants, Representations and Warranties;
ii) Material illegality;
iii) Cessation or change of business; and
iv) Non-payment of Principal or interest, or other amounts due to Lender.

Costs & Expenses: The Borrower shall be responsible for all of the reasonable out of pocket costs for the due diligence, negotiation, execution, and closing of this Facility; not expected to exceed US$25,000.

Governing Law: The laws of New York.

Please signify your agreement hereto.

June 24, 2009

June 24, 2009

APPENDIX B

JOURNAL ENTRIES AS RECORDED

	June 27, 2008/June 30, 2008	DR	CR

A.	Deferred Financing Cost - Asset	829,800
	Loan Commitment Fee Payable - Liability		484,800
	Bridge loan financing		345,000
	To recognize financing costs of Auramet transaction on date of agreement.

	FMV of put option was calculated but deemed to be immaterial; no entry made.

	July 3, 2008
B.
	Loan Commitment Fee Payable - Liability	484,800
	Common Stock		160
	APIC		484,640
	To recognize issuance of 160,000 shares that did not occur until this date.

	September 30, 2008
C.
	Interest Expense	366,463
	Deferred Financing Cost - Asset		366,463
	To amortize FMV of 160,000 shares for the period 6/27/08 - 9/30/08.
D.
	Interest Expense	92,336
	Put Option Liability		92,336
	To recognize the change in fair value of the 160,000 share put option.

	October 31, 2008
E.
	Interest Expense	118,337
	Deferred Financing Cost - Asset		118,337
	To amortize FMVof 160,000 shares for the period 10/1/08 - 10/31/08.

	December 31, 2008
F.
	Interest Expense	154,064
	Put Option Liability		154,064
	To recognize the change in value of the 160,000 share put option.

G.	March 31, 2009
	Put Option Liability	246,400
	Common Stock		536
	APIC		245,864
	To settle the Auramet put with issuance of 535,652 common shares.